Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FCStone Group, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of FCStone Group, Inc., of our report dated November 19, 2004, except for note 17, as to which the date is December 29, 2004, with respect to the consolidated statements of financial position of FCStone Group, Inc. as of August 31, 2004 and 2003, and the related consolidated statements of operations, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2004, and all related financial statement schedules, which report is included in the registration statement (No. 333-1189342) on Form S-4 filed by FCStone Group, Inc. on January 11, 2005.

/s/    KPMG LLP

Des Moines, Iowa

June 16, 2005